UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2025

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition

On January 31, 2025, the Federal Home Loan Bank of Chicago (the "Bank") announced that the Bank's Board of Directors ("Board") declared a cash dividend at an annualized rate of 9.25% per share on Class B1 activity capital stock and 4.20% per share on Class B2 membership capital stock, based on the Bank's preliminary financial results for the fourth quarter of 2024.

The Bank is sending its members an announcement informing them of the recent declaration of dividends, and to report dividend guidance for the next two quarters. The text of this announcement is included as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect the Bank or its members, instability in the credit and debt markets, economic conditions, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com or through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made in this Report.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is furnished herewith:

Exhibit No.	Description
99.1	Announcement to Members on Q4 2024 Dividend
104	Cover Page Interactive Data File (Formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: January 31, 2025

By: /s/ Virxhini Gjonzeneli

Virxhini Gjonzeneli

Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FHLBank Chicago Declares Q4 2024 Dividend

January 31, 2025

We are pleased to announce that FHLBank Chicago's Board of Directors has declared a 9.25% (annualized) dividend for Class B1 activity stock and a 4.20% (annualized) dividend for Class B2 membership stock, based on preliminary financial results for the fourth quarter of 2024. Dividends will be paid to member DID accounts on February 13, 2025.

FHLBank Chicago pays a higher dividend per share on activity stock compared to membership stock to recognize members that support the cooperative by using our products. It has the effect of enhancing the benefits of using the Bank either by lowering the cost on advances and letters of credit or improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold. This net benefit of the higher dividend received on Class B1 activity stock lowers your borrowing costs and is estimated to reduce interest rates by 20.10 basis points*.

FHLBank Chicago expects to maintain at least an 8.75% (annualized) dividend for Class B1 activity stock for the first and second quarters of 2025, based on current projections and assumptions regarding our financial condition. This information is being provided to assist members in planning their activity with FHLBank Chicago. Any future dividend payments remain subject to determination and declaration by FHLBank Chicago's Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

EXHIBIT 99.1



Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 9.25% for Q4 2024, an opportunity cost of buying stock (estimated to be the Q4 2024 U.S. Federal Reserve Average Federal Funds Rate of 4.66%), and 4.50% advance capitalization for illustration purposes only.

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect us or members, instability in the credit and debt markets, economic conditions, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in the our periodic filings with the Securities and Exchange Commission, which are available on the our website at fhlbc.com or through the SEC's reporting website. We assume no obligation to update any forward-looking statements made in this letter. "Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.